Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-00000) and related Prospectus of Gander Mountain Company for the registration of 6,134,183 shares of its common stock and to the incorporation by reference therein of our reports dated April 16, 2007, with respect to the financial statements and schedule of Gander Mountain Company, Gander Mountain Company management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Gander Mountain Company, included in its Annual Report (Form 10-K) for the year ended February 3, 2007, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Minneapolis, Minnesota
August 20, 2007